Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi Athens, Greece

April 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attn: Kevin J. Kuhar, Accounting Branch Chief

Re:	Stellar Acquisition III Inc.
Form 10-K for the Fiscal Year Ended November 30, 2017
Filed February 12, 2018
File No. 001-37862

Dear Mr. Kuhar:

Stellar Acquisition III Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 19, 2018 regarding our Form 10-K for the Fiscal Year Ended November 30, 2017 (the “10-K”) previously filed on February 12, 2018.

Form 10-K for the Fiscal Year Ended November 30, 2017

Exhibits 31.1 and 31.2

1.	We note that your certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K and Section 246.13 of the Regulation S-K Compliance & Disclosure Interpretations and amend the filing to include corrected certifications.

In response to the Staff’s comments, we have revised the certifications to include the introductory language in paragraph 4 referring to internal control over financial reporting and filed the corrected certifications as exhibits 31.1 and 31.2 to Amendment No.1 to the 10-K.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ George Syllantavos
George Syllantavos, Co-Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP